FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 29, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Group pretax income and net income at second highest level since FY2001/2

•	International pretax income at record high driven by business portfolio realignment and focus on competitive strengths

•	Retail performance solid despite restrictions on sales activities

•	Significant QoQ improvement in Asset Management performance; sixteenth straight quarter of inflows

•	Record Wholesale revenue quarter supported by strong Fixed Income revenue growth

Tokyo, July 29, 2020—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2021.

Net revenue in the first quarter was 460.7 billion yen (US$4.3 billion)1, income before income taxes was 181.8 billion yen (US$1.7 billion), and net income attributable to Nomura Holdings shareholders was 142.5 billion yen (US$1.3 billion).

“Wholesale had its strongest quarter since the fiscal year ended March 2002, underpinned by market normalization following a downturn in March and increased client activity mainly due to portfolio rebalancing. Pretax income from our three core businesses grew more than sixfold compared to the previous quarter and all three international regions reported a record pretax income. We also booked a Segment Other gain in relation to the approval of rights in the Nihonbashi redevelopment project that contributed to the second highest level of firmwide pretax income and net income,” said Nomura President and Group CEO Kentaro Okuda.

“In line with our management strategy to expand the scope of our business from public to private, we have newly established our internal, cross-divisional Content Company, created a high value-added CIO advisory model and formed a strategic alliance with US Equity Research boutique Wolfe Research. Our alliance with Wolfe Research will allow clients globally, including in Japan, access to top-tiered research, and further strengthen the services we offer.

“We remain committed to ensuring the functioning of the financial markets while keeping the health and safety of our people and our clients as our highest priority. We will continue to take on new challenges as we work to provide high quality solutions tailored to the individual needs of our clients.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 107.77 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2020. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2020/21 Q1	QoQ	YoY
Net revenue	Y81.1bn	-9%	+1%
Income before income taxes	Y15.1bn	-18%	+86%

Retail reported net revenue of 81.1 billion yen, down 9 percent compared to last quarter and up 1 percent year on year. Income before income taxes declined 18 percent quarter on quarter to 15.1 billion yen and rose 86 percent from the same quarter last year.

Retail delivered a solid performance despite restrictions on sales activities due to coronavirus. Sales of Japanese and foreign stocks were particularly robust, lifting stock sales to the highest level in six quarters.

Asset Management

	FY2020/21 Q1	QoQ		YoY
Net revenue	Y34.0bn	4.8	x	-1%
Income before income taxes	Y19.2bn	—		+6%

Asset Management net revenue was 34.0 billion yen, 4.8 times stronger than last quarter and down 1 percent year on year. Income before income taxes increased 6 percent compared to last year to 19.2 billion yen.

Gain/loss related to American Century Investments improved, leading to a significant quarter on quarter improvement in divisional performance. A sixteenth straight quarter of inflows combined with market factors to lift assets under management to 54.5 trillion yen.

Wholesale

	FY2020/21 Q1	QoQ		YoY
Net revenue	Y248.7bn	+70%		+56%
Income before income taxes	Y87.9bn	8.7	x	4.4	x

Wholesale booked net revenue of 248.7 billion yen, a 70 percent increase quarter on quarter and 56 percent year on year. Income before income taxes was 8.7 times higher than the previous quarter at 87.9 billion yen and 4.4 times stronger than the same quarter last year.

Wholesale delivered a record quarterly performance underpinned by strong revenue growth in Fixed Income and Americas and AEJ Equities as markets normalized and client activity increased. Investment Banking revenues were higher than the previous quarter driven by support for multiple financial transactions aimed at securing liquidity. Stringent control on cost led to a marked increase in Wholesale pretax income as compared to last quarter and last year.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, Nomura had total assets of 41.5 trillion yen and shareholders’ equity of 2.8 trillion yen. Nomura’s Tier 1 capital ratio was 17.7 percent and CET1 capital ratio was 15.7 percent under Basel III. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2020 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.